Exhibit 99.1

Origin Agritech Limited

Notice of Annual General Meeting of Shareholders to be Held on August 18, 2008

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of Origin Agritech Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), will be held at 10:00am PST at the Four Seasons Resort Aviara at 7100 Four Seasons Point, Carlsbad, CA 92009. At the meeting, management will present 2007 annual report with audited financial statements. There are no specific items that the board of directors requests the shareholders to vote on at this meeting, but the shareholders may transact any business as may properly come before the annual general meeting or any adjournment or postponement thereof.

All shareholders registered in the register of members at the close of business on August 1, 2008 can and are cordially invited to attend this annual general meeting of shareholders. Shareholders who cannot attend the meeting in person may appoint a proxy to attend the meeting. A proxy card is enclosed with this notice. To ensure your representation at the annual general meeting, you are urged to mark, sign, and date and return the enclosed proxy as promptly as possible in the accompanying envelope.

For the Board of Directors

By: /s/Dr. Han Gengchen
Name: Dr. Han Gengchen
Title: Chairman and Co-Chief Executive Officer

Beijing, China
August 7, 2008